UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

         MAX INTERNET COMMUNICATIONS, INC. (f/k/a) VOXCOM HOLDINGS, INC.
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                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)

                                   57771Q 10 9
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                                 (CUSIP Number)

Lawrence R. Biggs, Jr., 8115 Preston Road, Eighth Floor - East, Dallas,
Texas 75225
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                          Year Ended December 31, 1999
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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 57771Q 10 9                           Page   2      of     5     Pages
          ------------                              ---------    ---------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence R. Biggs, Jr.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    [ ]
                                                                  (b)    [x]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                      PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                       [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
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                            7    SOLE VOTING POWER

        Number of                       2,413,000
         Shares             ----------------------------------------------------
      Beneficially
        Owned by            8    SHARED VOTING POWER
          Each
        Reporting                       -0-
         Person             ----------------------------------------------------
          With
                            9    SOLE DISPOSITIVE POWER

                                        2,413,000
                            ----------------------------------------------------

                            10   SHARED DISPOSITIVE POWER

                                        -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,413,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                     [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.5%

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    14       TYPE OF REPORTING PERSON*

                      IN
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


Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.0001 per share, of MAX Internet Communications, Inc. formerly known as Voxcom Holdings, Inc., a Nevada corporation (the "Issuer"), with principal executive offices at 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225.

Item 2.  Identity and Background.

         This statement is filed with respect to the ownership of 2,413,000 shares of the Issuer's Common Stock, consisting of 1,030,000 shares owned of record, 583,000 shares issuable upon exercise of Class A Warrants, and 400,000 shares issuable upon exercise of stock options. The following information is provided regarding the owner:

         (a)      Name:             Lawrence R. Biggs, Jr.

         (b)      Business Address: 8115 Preston Road
                                    Eighth Floor - East
                                    Dallas, Texas 75225

         (c)      Principal Occupation: Chairman and Chief Executive Officer of
                  Issuer.

         (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Registrant is a citizen of the United States of America.

Item 3.  Source and Amount of Funds, or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Registrant is filing this Schedule to report the acquisition in April 1999 by grant from the Issuer under the Issuer's 1999 Stock Option Plan of the right to acquire 400,000 shares of common stock, exercisable on or before March 31, 2004, at the rate of $4.00 per share, and the disposition by gift of 40,000 shares of common stock and 75,000 Class A warrants in October 1999.

         Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ;
(i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

Item 5.  Interests in Securities of the Issuer.

         (a) 2,413,000 shares of Common Stock (14.5% of shares outstanding) consisting of 1,030,000 shares, 400,000 stock options and Class A Warrants to acquire 583,000 shares.

         (b)      Lawrence R. Biggs, Jr. - sole power to vote and dispose shares

         (c)      Not applicable.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.
Signature

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



February 7, 2000                                    /s/ Lawrence R. Biggs, Jr.
----------------                                    --------------------------
Date                                                    Lawrence R. Biggs, Jr.